

September 29, 2014

Via E-mail
Howard Hochhauser
Chief Financial Officer
Ancestry.com LLC
360 West 4800 North
Provo, UT 84604

> **Re:** **Ancestry.com LLC**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 333-189129-16**

Dear Mr. Hochhauser:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Goodwill Impairment, page 40

1. We note Goodwill represents 50% of your total assets at December 31, 2013. Please describe the methodology used in your goodwill impairment testing. Your response should include a description of the methods and key assumptions used and how the key assumptions were determined. Also, explain how you determined the fair value of the reporting unit for purposes of evaluating any impairment.

Notes to Consolidated Financial Statements

Note 18. Guarantor Condensed Consolidating Financial Statements, page F-25

2.   Please describe any guarantee release provisions and related circumstances permitting release and what consideration you gave to disclosing the same. Refer to Rule 3-10 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                Sincerely,

                                /s/ Craig D. Wilson

                                Craig D. Wilson
                                Sr. Asst. Chief Accountant